Dhirubhai Ambani Knowledge City
Navi Mumbai - 400 710

Tel.: +91 22 3038 6286
Tel.: +91 22 3037 6622
www.reliancecommunications.co.in

Exemption File No. 82 – 35005

11th July, 2008

Mr. Paul M. Dudek
Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
100 F Street, NE
Washington, DC 20549
USA

Dear Mr. Dudek,

We refer to your letter granting exemption under Rule 12g3-2 (b) of the Securities Act, 1934 and wish to inform you that we have submitted following letters as per requirements of the Listing Agreement to the Stock Exchanges in India.

(1) Letter dated 11th July, 2008 alongwith Compliance Report on Corporate Governance for the quarter ended 30th June, 2008.

(2) Letter dated 11th July, 2008 alongwith Shareholding pattern for the quarter ended 30th June, 2008.

(3) Letter dated 11th July, 2008 alongwith Free float indices for the quarter ended 30th June, 2008.

(4) Letter dated 11th July, 2008 alongwith Secretarial Audit Report for the quarter ended 30th June, 2008.

Copies of the aforesaid letters are enclosed herewith for your information and record.

Kindly take the same on record.

Thanking You.

Your Faithfully,
For **Reliance Communications Limited**

Hasit Shukla
Company Secretary

Encl: As Above

Anil Dhirubhai Ambani Group

Reliance Communications Limited
Dhirubhai Ambani Knowledge City
Navi Mumbai - 400 710

Tel.: +91 22 3038 6286
Tel.: +91 22 3037 6622
www.reliancecommunications.co.in

RECEIVED

Exemption File No 82-35005

Ref: SE/35/002/2008-09

July 11, 2008

The General Manager
Corporate Relationship Department
The Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers
Dalal Street, Fort,
Mumbai 400 001
Fax No.: 2272 2037/39/41/61/3121/3719
BSE Scrip Code: 532712

The Manager
National Stock Exchange of India Ltd.
Exchange Plaza, C/1, Block G
Bandra - Kurla Complex, Bandra (East)
Mumbai 400 051
Fax No.: 2659 8237 / 38

NSE Symbol: RCOM

Dear Sir,

Sub: **Shareholding Pattern for the quarter ended 30th June, 2008**

Pursuant to Clause 35 of the Listing Agreement entered with the Stock Exchanges, we submit herewith Shareholding Pattern of the Company for the quarter ended 30th June, 2008.

Kindly take the same on record.

Yours faithfully
For Reliance Communications Limited

Hasit Shukla
Company Secretary

Encl: As above

RELIANCE COMMUNICATIONS LIMITED

I(a) STATEMENT SHOWING SHAREHOLDING PATTERN

RECEIVED

2008 JUL 14 P 1:32

Name of the Company : RELIANCE COMMUNICATIONS LIMITED						
Scrip Code : BSE – 532712, NSE – RCOM			As on: 30th June, 2008			
Category Code	Category of Shareholder	No of Share holders	Total No of Shares	Number of shares held in dematerilised Form	Total Shareholding as percentage of total number of shares	
					As a percentage of (A+B)	As a percentage of (A+B+C)
(A)	**Shareholding of Promoter and Promoter Group**					
(1)	**Indian**					
(a)	Individuals/Hindu Undivided Family	11	9845089	9844989	0.49	0.48
(b)	Central Government/State Governments	0	0	0	0.00	0.00
(c)	Bodies Corporate	27	1354965971	1354944468	67.37	65.64
(d)	Financial Institutions/Banks	0	0	0	0.00	0.00
(e)	Any Other (Specify)					
	Sub -Total (A)(1)	**38**	**1364811060**	**1364789457**	**67.86**	**66.12**
(2)	**Foreign**					
(a)	Individuals(Non-Resident Individuals/Foreign Individuals)	0	0	0	0.00	0.00
(b)	Bodies Corporate	0	0	0	0.00	0.00
(c)	Institutions	0	0	0	0.00	0.00
(d)	Any Other (Specify)	0	0	0	0.00	0.00
	Sub -Total (A)(2)	**0**	**0**	**0**	**0.00**	**0.00**
	Total of Promoter and Promoter Group (A)=(A)(1)+(A)(2)	**38**	**1364811060**	**1364789457**	**67.86**	**66.12**
(B)	**Public Shareholding**					
(1)	**Institutions**					
(a)	Mutual Funds /UTI	369	58731986	58256626	2.92	2.85
(b)	Financial Institutions/Banks	416	2660096	2537058	0.13	0.13
(c)	Central Government/State Governments	60	1067115	61556	0.05	0.05
(d)	Venture Capital Funds	0	0	0	0.00	0.00
(e)	Insurance Companies	24	122521310	122514731	6.09	5.94
(f)	Foreign Institutional Investors	676	206019189	205896270	10.24	9.98
(g)	Foreign Venture Capital Investors	0	0	0	0.00	0.00
(h)	Any Other (Specify)	0	0	0	0.00	0.00
	Sub -Total (B)(1)	**1545**	**390999696**	**389266241**	**19.44**	**18.94**

RELIANCE COMMUNICATIONS LTD.

(2)	**Non-Institutions**					
(a)	Bodies Corporate	8927	44078021	43383812	2.19	2.14
(b)	i. Individual shareholders holding nominal share capital up to Rs.1Lakh.	2019366	182783277	138170545	9.09	8.86
	ii. Individual shareholders holding nominal share capital in excess of Rs.1Lakh.	153	15701379	9597536	0.78	0.76
(c)	Any Other (Specify)					
1	NRIs/OCBs	20271	12694476	8474717	0.63	0.62
	Sub -Total (B)(2)	**2048717**	**255257153**	**199626610**	**12.69**	**12.37**
	Total Public Shareholding B=(B)(1)+(B)(2)	**2050262**	**646256849**	**588892851**	**32.14**	**31.31**
	TOTAL (A) +(B)	**2050300**	**2011067909**	**1953682308**	**100.00**	**97.43**
(C)	**Shares held by Custodians and against which Depository Receipts have been issued**	**1**	**52958972**	**52958972**	**0.00**	**2.57**
	GRAND TOTAL (A)+(B)+(C)	**2050301**	**2064026881**	**2006641280**	**100.00**	**100.00**

I(b) **Statement showing shareholding of persons belonging to the category "Promoter and Promoter Group"**

Sr. No.	Name of the shareholder	No of shares	Shares as a percentage of total number of shares{i.e.,Grand Total (A)+(B)+(C) indicated in statement at para(I)(a) above}
1	AAA Communication Private Limited	1308110172	63.37
2	Reliance Capital Limited	18461758	0.89
3	Sonata Investments Limited	13775000	0.67
4	Reliance Innoventures Private Limited	11529001	0.56
5	Smt. Kokila D. Ambani	4665227	0.23
6	Hansdhwani Trading Company Pvt. Ltd	3000040	0.15
7	Shri Anil D. Ambani	1859171	0.09
8	Master Jaianmol A. Ambani (through Father and natural guardian Shri Anil D. Ambani)	1669759	0.08
9	Smt. Tina A. Ambani	1650832	0.08
10	Reliance General Insurance Co Ltd	90000	0.00
11	Master Jaianshul A. Ambani (through Father and natural guardian Shri Anil D. Ambani)	100	0.00
	TOTAL	**1364811060**	**66.12**

RELIANCE COMMUNICATIONS LTD.

RELIANCE COMMUNICATIONS LIMITED

SHAREHOLDING PATTERN AS ON 30th June, 2008

I(c) Statement showing shareholding of persons belonging to the category "Public" and holding more than 1% of the total number of shares

Sr. No.	Name of the shareholder	No of shares	Shares as a percentage of total number of shares{i.e.,Grand Total (A)+(B)+(C) indicated in statement at para(I)(a) above}
1	Life Insurance Corporation of India	108487014	5.26
2	Deutsche Bank Trust Company Amercias, as despoistary for GDR Holders	52958972	2.57
	TOTAL	**161445986**	**7.83**

I(d) Statement showing details of locked -in shares

Sr. No.	Name of the shareholder	Category of shareholders (Promoters/ Public)	No of locked-in shares	Locked-in shares as a percentage of total number of shares{i.e.,Grand Total (A)+(B)+(C) indicated in statement at para(I)(a) above}
1	AAA Communication Private Limited	Promoter	205371142	9.95
	TOTAL			**9.95**

II(a) Statement showing details of Depository Receipts (DRs)

Sr. No.	Type of outstanding DR (ADRs,GRDs, SDRs,etc.)	Number of outstanding DRs	No of shares underlying outstanding DRs	Shares underlying outstanding DRs as a percentage of total number of shares{i.e.,Grand Total (A)+(B)+(C) indicated in statement at para(I)(a) above}
1	GDRs	52958972	52958972	2.57
	TOTAL			**2.57**

II(b) Statement showing Holding of Depository Receipts (DRs), where underlying shares are in excess of 1% of the total number of shares

Sr. No.	Name of the DR Holder	Type of outstanding DR (ADRs,GRDs, SDRs,etc.)	No of shares underlying outstanding DRs	Shares underlying outstanding DRs as a percentage of total number of shares{i.e.,Grand Total (A)+(B)+(C) indicated in statement at para(I)(a) above}
1	Deutsche Bank Trust Company Amercias , As despoistary for GDR Holders*	GDR	52958972	2.57
		TOTAL	**52958972**	**2.57**

* Name of individual GDR holders are not available.

RELIANCE COMMUNICATIONS LTD.

Reliance Communications Limited
Dhirubhai Ambani Knowledge City
Navi Mumbai - 400 710

Tel.: +91 22 3038 6286
Tel.: +91 22 3037 6622
www.reliancecommunications.co.in

Exemption File No. 82-35005

Ref: SE/CC/02/2008-09

July 11, 2008

The General Manager
The Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers
Dalal Street, Fort,
Mumbai 400 001
Fax No.: 2272 2037/39/41/61/3121/3719
BSE Scrip Code: 532712

The Manager
National Stock Exchange of India Ltd.
Exchange Plaza, C/1, Block G
Bandra - Kurla Complex, Bandra (East)
Mumbai 400 051
Fax No.: 2659 8237 / 38
NSE Symbol: RCOM

Dear Sir,

Sub: **Compliance Report on Corporate Governance for the quarter ended 30th June, 2008**

Pursuant to Clause 49 of the Listing Agreement, we submit herewith a Compliance Report on Corporate Governance for the quarter ended 30th June, 2008.

We confirm that the Company is in compliance with the provisions of Clause 49 of the Listing Agreement.

You are requested kindly take the same on your record.

Thanking You.

Yours faithfully
For Reliance Communications Limited

Hasit Shukla
Company Secretary

Encl: As above

Quarterly Compliance Report on Corporate Governance

Name of the Company: **Reliance Communications Limited**

Quarter ending on: 30th June 2008

Particulars	Clause of Listing Agreement	Compliance status (Yes/No/N.A.)	Remarks
I. Board of Directors	49 (I)	YES	
(A) Composition of Board	49 (IA)	YES	
(B) Non-executive Directors' compensation & disclosures	49 (IB)	YES	
(C) Other provisions as to Board and Committees	49 (IC)	YES	
(D) Code of Conduct	49 (ID)	YES	
II. Audit Committee	49 (II)	YES	
(A) Qualified & Independent Audit Committee	49 (IIA)	YES	
(B) Meeting of Audit Committee	49 (IIB)	YES	
(C) Powers of Audit Committee	49 (IIC)	YES	
(D) Role of Audit Committee	49 II(D)	YES	
(E) Review of Information by Audit Committee	49 (IIE)	YES	
III. Subsidiary Companies	49 (III)	YES	
IV. Disclosures	49 (IV)	YES	
(A) Basis of related party transactions	49 (IV A)	YES	
(B) Disclosure of Accounting Treatment	49 (IV B)	YES	
(C) Board Disclosures	49 (IV C)	YES	
(D) Proceeds from public issues, rights issues, preferential issues etc.	49 (IV D)	YES	
(E) Remuneration of Directors	49 (IV E)	YES	

Particulars	Clause of Listing Agreement	Compliance status (Yes/No/N.A.)	Remarks
(F) Management	49 (IV F)	YES	
(G) Shareholders	49 (IV G)	YES	
V. CEO/CFO Certification	49 (V)	YES	
VI. Report on Corporate Governance	49 (VI)	YES	
VII. Compliance	49 (VII)	YES	

For **Reliance Communications Limited**

Hasit Shukla
Company Secretary

Date: 11.07.2008

Navi Mumbai - 400 710

Tel.: +91 22 3038 6286
Tel.: +91 22 3037 6622
www.reliancecommunications.co.in

Exemption File No. 82-35005

July 11, 2008

Shri Hitesh Porwal
Index Cell
The Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers
Dalal Street, Fort,
Mumbai 400 001
Fax No.: 2272 2037/39/41/61/3121/3719
BSE Scrip Code: 532712

Dear Sir,

Sub: Free-float Indices

We forward herewith Shareholding Pattern of the Company as of 30th June, 2008 for the purpose of Free-float Indices in prescribed Form No. A, B and C.

The same disclosure is sent to you by e-mail today at indexcell@bseindia.com

Kindly take the same on record.

Yours faithfully
For Reliance Communications Limited

Hasit Shukla
Company Secretary

Encl: As above

FORM A

SHAREHOLDING PATTERN SUMMARY FOR FREE-FLOAT INDICES

Category Code	Category	No.of Shares Held	% of Shareholding
	Name of the Company : RELIANCE COMMUNICATIONS LIMITED		
	Scrip Code	**532712** Quarter Ended	**30th June, 2008**
I	**CONTROLLING/STRATEGIC HOLDINGS**		
A	**BASED IN INDIA**		
1	Indian Individuals/HUFs & Relatives	98 45 089	0.48
2	Indian Corporate Bodies/ Trusts/ Partnerships	1 32 26 39 213	64.08
3	Persons Acting in Concert (also include Suppliers/ Customers)	3 23 26 758	1.57
4	Other Directors & Relatives (other than in 1 above)	0	0.00
5	Employee Welfare Trusts/ESOPs (already converted into shares but locked in)	0	0.00
6	Banks/Financial Institutions	0	0.00
7	Central/ State Govt.	0	0.00
8	Central/ State Govt. Institutions	0	0.00
9	Venture Funds/ Private Equity Funds	0	0.00
	Sub Total A	**1 36 48 11 060**	**66.12**
B	**BASED OVERSEAS**		
10	Foreign Individuals (including FDI)	0	0.00
11	Foreign Corporate Bodies (including FDI)	0	0.00
12	Non Resident Indians (Individuals)	0	0.00
13	Non Resident Indian Corporate Bodies	0	0.00
	Sub Total B	**0**	**0.00**
C	**GDRs/ADRs/ ADSs**	0	0.00
	Sub Total C	**0**	**0.00**
D	**OTHERS (Please specify here ________________)**	0	0.00
	Sub Total D	**0**	**0.00**
E	**ANY OTHER SHARES LOCKED-IN (except covered above)**	0	0.00
	Sub Total E	**0**	**0.00**
	Sub Total I	**1 36 48 11 060**	**66.12**

....contd

RELIANCE COMMUNICATIONS LTD.

II	FREE FLOAT	No.of Shares Held	% of Shareholding
A	**BASED IN INDIA**		
1	Indian Individuals/HUFs	19 84 34 146	9.61
2	Indian Corporate Bodies/Trusts/Partnerships	4 40 78 021	2.14
3	Independent Directors & Relatives	1 948	0.00
4	Present Employees	26 310	0.00
5	Banks/Financial Institutions	28 84 346	0.14
6	Central/State Govt.	0	0.00
7	Central/ State Govt. Institutions	10 67 115	0.05
8	Insurance Companies	12 25 21 310	5.94
9	Mutual Funds	5 85 07 736	2.83
10	Venture Funds/ Private Equity Funds	0	0.00
11	Customers	0	0.00
12	Suppliers	0	0.00
	Sub Total A	**42 75 20 932**	**20.71**
B	**BASED OVERSEAS**		
13	Foreign Individuals	0	0.00
14	Foreign Corporate Bodies	2 81 479	0.01
15	Foreign Institutional Investors (SEBI-registered)	20 60 19 189	9.98
16	Non Resident Indians (Individuals)	1 24 12 997	0.60
17	Non Resident Indian Corporate Bodies	0	0.00
	Sub Total B	**21 87 13 665**	**10.60**
C	**GDRs/ADRs/ADSs**	5 29 58 972	2.57
	Sub Total C	**5 29 58 972**	**2.57**
D	**OTHERS (Please specify here ____________________)**		
	Pending confirmation	22 252	0.00
	Sub Total D	**22 252**	**0.00**
	Sub Total II	**69 92 15 821**	**33.88**
	Grand Total	**2 06 40 26 881**	**100.00**

BROAD SUMMARY OF HOLDINGS	No.of Shares Held	% of Shareholding
Total Controlling/ Strategic Holdings	1 36 48 11 060	66.12
Total Free-float	69 92 15 821	33.88
Grand Total	**2 06 40 26 881**	**100.00**

SUMMARY OF DOMESTIC/FOREIGN HOLDINGS	No.of Shares Held	% of Shareholding
Total Domestic Holding	1 79 23 54 244	86.84
Total Foreign Holding	27 16 72 637	13:16
Grand Total	**2 06 40 26 881**	**100.00**

RELIANCE COMMUNICATIONS LTD.

FORM B

CONTROLLING/STRATEGIC HOLDERS

(Include every single holder and list them Categorywise)

Name of the Company : RELIANCE COMMUNICATIONS LIMITED

	Scrip Code	532712	Quarter Ended	30th June, 2008
Sl.No.	Holders Name	No.of Shares Held	% of Shareholding	Category Code
1	SMT. KOKILA D. AMBANI	46 65 227	0.23	I-A-1
2	SHRI ANIL D AMBANI	18 59 171	0.09	I-A-1
3	MASTER JAIANMOL A. AMBANI (through Father and natural guardian Shri Anil D. Ambani)	16 69 759	0.08	I-A-1
4	SMT. TINA A AMBANI	16 50 832	0.08	I-A-1
5	MASTER JAIANSHUL A. AMBANI (through Father and natural guardian Shri Anil D. Ambani)	100	0.00	I-A-1
6	RELIANCE INNOVENTURES PRIVATE LIMITED	1 15 29 001	0.56	I-A-2
7	AAA COMMUNICATION PRIVATE LIMITED	1 30 81 10 172	63.38	I-A-2
8	HANSDHWANI TRADING COMPANY PVT. LTD.	30 00 040	0.15	I-A-2
9	RELIANCE CAPITAL LIMITED	1 84 61 758	0.89	I-A-3
10	SONATA INVESTMENTS LIMITED	1 37 75 000	0.67	I-A-3
11	RELIANCE GENERAL INSURANCE CO LTD	90 000	0.00	I-A-3
	Total	**1 36 48 11 060**	**66.12**	

FORM C

FREE-FLOAT HOLDERS
DISCLOSE ONLY HOLDINGS OF 1% & ABOVE
(List holders Categorywise)

Name of the Company : RELIANCE COMMUNICATIONS LIMITED

Scrip Code: 532712 | Quarter Ended: 30th June, 2008

Sl.No.	Holders Name	No.of Shares Held	% of Shareholding	Category Code	Relationship, if any with anyone in I
1	LIFE INSURANCE CORPORATION OF INDIA	10 84 87 014	5.26	II-A-8	NIL
2	DEUTSCHE BANK TRUST COMPANY AMERICAS	5 29 58 972	2.57	II-C	NIL
	Total	16 14 45 986	7.82		

RELIANCE COMMUNICATIONS LTD.

Reliance Communications Limited
Dhirubhai Ambani Knowledge City
Navi Mumbai - 400 710

Tel.: +91 22 3038 6286
Fax: +91 22 3037 6622
www.reliancecommunications.co.in

Exemption File No. 82-35005

July 11, 2008

The General Manager
Corporate Relationship Department
The Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers
Dalal Street, Fort,
Mumbai 400 001
Fax No.: 2272 2037/39/41/61/3121/3719
BSE Scrip Code: 532712

The Manager
National Stock Exchange of India Ltd.
Exchange Plaza, C/1, Block G
Bandra - Kurla Complex, Bandra (East)
Mumbai 400 051
Fax No.: 2659 8237 / 38

NSE Symbol: RCOM

Dear Sir,

Sub: Secretarial Audit Report for the quarter ended 30th June, 2008

Pursuant to the Circular No.D&CC/FITIC/CIR –16/2002 dated December 31, 2002 issued by the Securities and Exchange Board of India, we forward herewith a Secretarial Audit Report dated 9th July, 2008 issued by M/s. Haribhakti & Co, Chartered Accountants for the quarter ended 30th June, 2008, as required.

Kindly take the same on record.

Yours faithfully
For Reliance Communications Limited

Hasit Shukla
Company Secretary

Encl: As above

HARIBHAKTI & CO. CHARTERED ACCOUNTANTS
42, FREE PRESS HOUSE, 4TH FLOOR, 215, NARIMAN POINT, MUMBAI-400 021. ✆ : 6639 1101-4 / 2287 1099 • VBH - 2287 1806 • FAX : 2285 6237
PLOT NO.56 ROAD NO.17, MIDC, MAROL, ANDHERI (E), MUMBAI-400 093, INDIA. ✆ : 6672 9999 • FAX : 6672 9777
• E-mail : hbhakti@vsnl.com • Website : www.haribhaktigroup.com

The Board of Directors
Reliance Communications Limited
H' Block, 1st Floor
Dhirubhai Ambani Knowledge City
Navi Mumbai - 400 710

SECRETARIAL AUDIT REPORT

We have examined the Register of Members, beneficiary details furnished by the depositories and other records / documents maintained by M/s. Reliance Communications Limited {formerly known as Reliance Communication Ventures Limited (hereinafter referred to as the "Company")} and its Registrar and Share Transfer Agents for issuing Certificate in accordance with Circular D&CC/FITTC/CIR-16/2002 dated December 31, 2002 issued by Securities and Exchange Board of India.

In our opinion and to the best of our information and according to the explanations given to us and based on such verification as considered necessary, we hereby certify the following :-

1	For Quarter Ended	June 30, 2008
2	ISIN	INE330H01018
3	Face Value	Rs. 5/- per Equity Share
4	Name of the Company	Reliance Communications Limited
5	Registered Office Address	H' Block, 1st Floor, Dhirubhai Ambani Knowledge City, Navi Mumbai 400 710
6	Correspondence Address	H' Block, 1st Floor, Dhirubhai Ambani Knowledge City, Navi Mumbai 400 710
7	Telephone & Fax Nos.	Tel No: 022 - 3038 6286, Fax No: 022 - 3037 6622
8	Email address	hasit.shukla@relianceada.com
9	Names of the Stock Exchanges where the company's securities are listed	1. Bombay Stock Exchange Limited 2. National Stock Exchange of India Limited.

		Number of Shares	% of Total Issued Cap.
10	Issued Capital	206 40 26 881	100.000
11	Listed Capital (Exchange - wise) - For Exchanges listed in '9' above *(as per company records)*	206 40 26 881	100.000
12	Held in dematerialised form in CDSL	3 03 73 001	01.472
13	Held in dematerialised form in NSDL	197 62 68 279	95.748
14	Physical	5 73 85 601	02.780
15	Total No. of Shares (12+13+14)	206 40 26 881	100.000

16 Reasons for difference if any, between:

a) (10&11):	NA
b) (10&15):	NA
c) (11&15):	NA

17 Certifying the details of changes in share capital during the quarter under consideration as per Table below : NIL

Particulars***	No. of Shares.	Applied / Not Applied for listing	Listed on Stock Exchanges (Specify Names)	Whether intimated to CDSL	Whether intimated to NSDL	In-prin. appr. Pending from SE (Specify Names)

*** *Rights, Bonus, Preferential Issue, ESOPs, Amalgamation, Conversion, Buyback, Capital Reduction, Forfeiture, Any other (to specify)*

18 Register of Members is updated (Yes / No) if not, updated upto which date

YES	
NA	

19 Reference of previous quarter with regards to excess dematerialised shares, if any. — NA

20 Has the company resolved the matter mentioned in point no.19 above in the current quarter ? If not, reason why ? — NA

21 Mention the total no. of requests, if any, confirmed after 21 days and the total no. of requests pending beyond 21 days with the reasons for delay :

Total No. of demat requests	No. of requests	No. of shares	Reasons for delay
Confirmed after 21 Days	28	1 532	Delay in receipt of Physical DRFs & Share Certificates from DP.
	23	1 049	Rejected since Physical DRFs & Share Certificates not received from DP within 30 days.
Total	51	2 581	
Pending for more than 21 days	5	528	Non-receipt of Physical DRFs & Share Certificates from DP
Total	5	528	

22 Name, Telephone & Fax No. of the Compliance Officer of the Co.

Shri Hasit Shukla
Tel No.: 022 - 3038 6286
Fax No.: 022 - 3037 6622

23 Name, Address, Tel. & Fax No., Regn. No. of the Auditor

Haribhakti & Co.
Chartered Accountants
42, Free Press House,
215, Nariman Point
Mumbai - 400 021
Tel.: 022 6639 1101
Fax.: 022 2285 6237

24 Appointment of common agency for share registry work if yes (name & address)

Karvy Computershare Pvt. Ltd.
Plot No. 17-24, Vittal Rao Nagar
Madhapur
Hyderabad - 500 081

25 Any other detail that the auditor may like to provide. (e.g. BIFR company, delisting from SE, company changed its name etc.) - Nil

FOR HARIBHAKTI & CO.
CHARTERED ACCOUNTANTS

MANOJ DAGA
PARTNER
M. No.: 48523

Mumbai, 9th July 2008.

CERTIFIED TRUE COPY

FOR RELIANCE COMMUNICATIONS LIMITED

HASIT SHUKLA
COMPANY SECRETARY

END